Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-132747

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
100% Principal Protection Absolute Return Barrier Notes	$13,191,630	$518.43
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated March 27, 2006 and Prospectus Supplement dated December 20, 2007)

100% Principal Protection Absolute Return Barrier Notes

Investment Strategies for Uncertain Markets

UBS AG $13,191,630 Notes linked to the MSCI EAFE® Index due on January 29, 2010

Investment Description

100% Principal Protection Absolute Return Barrier Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the MSCI EAFE® Index (the “Underlying Index”). The Notes provide an opportunity to hedge your exposure to the stocks constituting the Underlying Index while benefiting from any moderately positive or moderately negative performance of the Underlying Index. If the Underlying Index never closes a certain percentage above or below the Index Starting Level (which percentage we refer to as the “Absolute Return Barrier”), at maturity you will receive your principal plus a return equal to the absolute value of the return on the Underlying Index from the Trade Date to, and including, the Final Valuation Date. Otherwise, at maturity you will receive only your principal. Principal protection only applies if the Notes are held to maturity.

Features
☐	Hedging Opportunity — You have the potential to hedge your exposure to the constituent stocks of the Underlying Index while benefiting from any moderately positive or moderately negative performance over the 18-month term of the Notes.
☐	Potential for Equity-Linked Performance — If the Underlying Index never closes above the Upper Index Barrier or below the Lower Index Barrier during the Observation Period, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.
☐	Preservation of Capital — At maturity, you will receive a cash payment equal to at least 100% of your principal.
☐	Diversification — The Notes provide diversification within the equity portion of your portfolio through exposure to the MSCI EAFE® Index.

Key Dates

Trade Date	July 28, 2008
Settlement Date	July 31, 2008
Final Valuation Date*	January 25, 2010
Maturity Date*	January 29, 2010
*	Subject to postponement in the event of a market disruption event, as described in the PPARN product supplement (as defined below).
Notes Offered

These terms relate to Notes linked to the MSCI EAFE® Index. The Notes are offered at a minimum investment of 100 Notes at $10.00 per Note (representing a $1000 investment), and multiples of $10.00, thereafter.

Underlying Index	Absolute Return Barrier	Index Starting Level	Upper Index Barrier	Lower Index Barrier	CUSIP	ISIN
MSCI EAFE® Index	22.75%	1893.62	2324.42	1462.82	902644855	US9026448558

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms set forth in the 100% Principal Protection Absolute Return Barrier Notes (“PPARN”) product supplement relating to the Notes, the accompanying prospectus and this pricing supplement. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-10 of the PPARN product supplement relating to the Notes for risks related to an investment in the Notes. The Absolute Return Barrier feature limits your appreciation potential. If the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive only your principal if the Notes are held to maturity.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
MSCI EAFE® Index	$13,191,630.00	$10.00	$230,853.52	$0.175	$12,960,776.48	$9.825

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated July 28, 2008

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes and an index supplement for various securities we may offer, including the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	PPARN product supplement dated December 20, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000349/v094670_69071-424b2.htm

♦	Index supplement dated August 27, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “100% Principal Protection Absolute Return Barrier Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “PPARN product supplement” mean the UBS product supplement, dated December 20, 2007, references to the “index supplement” means the UBS index supplement, dated August 27, 2007 and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek a 18-month investment with a return linked to the absolute return of the Underlying Index.
♦	You seek an investment that offers full (100%) principal protection on the Notes when held to maturity.
♦	You believe that any appreciation or depreciation in the Underlying Index over the Observation Period is unlikely to exceed on any trading day the Upper or Lower Index Barrier.
♦	You do not seek current income from this investment.
♦	You are willing to hold the Notes to maturity, and you are aware that there may be little or no secondary market for the Notes.

The Notes may not be suitable for you if:

♦	You believe that any appreciation or depreciation in the Underlying Index over the Observation Period is likely to exceed on any trading day the Upper or Lower Index Barrier.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment with uncapped return potential.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You seek an investment for which there will be an active secondary market.

Final Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$10.00
Term	18 months
Payment at Maturity (per Note)	If the Underlying Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive your principal plus an amount based on the Absolute Index Return, calculated as follows:
$10.00 + ($10.00 × Absolute Index Return).
If the Underlying Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive $10.00 (zero return).
Absolute Index Return	Absolute value of: Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	1893.62
Index Ending Level	The closing level of the Underlying Index on the Final Valuation Date
Observation Period	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date
Upper Index Barrier	2324.42; Index Starting Level × (1 + Absolute Return Barrier)
Lower Index Barrier	1462.82; Index Starting Level × (1 – Absolute Return Barrier)
Absolute Return Barrier	22.75%

Determining Payment at Maturity

You will receive a cash payment at maturity equal to the principal amount of your Notes or $10.00 per Note.

The Absolute Return Barrier feature limits your appreciation potential. If the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive only your principal if the Notes are held to maturity.

Hypothetical Examples and Return Table of the Notes at Maturity

The following examples and table illustrate the payment at maturity for a $10.00 Note on a hypothetical offering of the Notes, based on the following terms and with the following assumptions:

Principal Amount:	$10.00
Index Starting Level:	1893.62
Principal Protection:	100% at maturity
Term:	18 months
Absolute Return Barrier:	22.75%
Upper Index Barrier:	2324.42, which is 22.75% above the Index Starting Level
Lower Index Barrier:	1462.82, which is 22.75% below the Index Starting Level
Observation Period:	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date

Example 1 — If the return on the Underlying Index over the Observation Period is 15% and the Underlying Index never closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Index Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Index Return))
	=	$10.00 + ($10.00 × (100% × 15%))
	=	$11.50

Example 2 — If the return on the Underlying Index over the Observation Period is -15% and the Underlying Index never closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Index Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Index Return))
	=	$10.00 + ($10.00 × (100% × 15%))
	=	$11.50

Example 3 — If the Underlying Index closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive $10.00 at maturity for each Note (a 0.0% total return) regardless of the return on the Underlying Index during the Observation Period.

Hypothetical Return Table of the Notes at Maturity

		No Index Closing Outside Absolute Barrier**			An Index Closing Outside Absolute Return Barrier***
Index Ending Level	Index Return	Additional Amount at Maturity ($)*	Payment at Maturity ($)*	Return on Note (%)*	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note
3787.24	100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
3408.52	80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
3029.79	60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2651.07	40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2324.42	22.75%	$2.28	$12.28	22.75%	$0.00	$10.00	0.00%
2177.66	15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
2082.98	10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1988.30	5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1893.62	0%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
1798.94	-5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1704.26	-10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1609.58	-15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
1462.82	-22.75%	$2.28	$12.28	22.75%	$0.00	$10.00	0.00%
1136.17	-40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
757.45	-60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
378.72	-80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
*	Amounts have been rounded for ease of analysis
**	Calculation assumes that the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period
***	Calculation assumes that the Index closes above the Upper Index Barrier or below the Lower Index Barrier on one or more trading days during the Observation Period

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the PPARN product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market risk — The return on the Notes, if any, is linked to the performance of the Underlying Index and will depend on whether the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period. You will receive no more than the full principal amount of your Notes at maturity if the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period.
♦	The Absolute Return Barrier limits your potential return — The appreciation potential of the Notes is limited to the Absolute Return Barrier, regardless of the performance of the Underlying Index.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the Underlying Index.
♦	Credit of UBS — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial discount.
♦	Owning the Notes is not the same as owning the applicable index or basket indices — The return on your Notes may not reflect the return you would realize if you actually owned the applicable index or basket indices. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Notes.
♦	Price prior to maturity — The market price of the Notes will be influenced by many factors including the level or price of the Underlying Index, volatilities, dividends, the time remaining to maturity of the Notes, interest rates, geopolitical conditions and economic, political, financial and regulatory, judicial or other events, and the creditworthiness of UBS. The principal protection and potential Absolute Index Return will only apply at maturity, and the market price of the Notes prior to maturity will not directly correspond with the absolute return of the Underlying Index.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Underlying Index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Index, may adversely affect the market price of the Underlying Index and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Underlying Index, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of the Issuer, will determine the Index Ending Level and payment at maturity based on observed levels of the Underlying Index in the market. The calculation agent can postpone the determination of the Index Ending Level or the Maturity Date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes. Any such research, opinions or recommendations could affect the value of the Underlying Index or the stocks included in such index, and therefore the market value of the Notes.

Risks specific to an investment in the Notes linked to the MSCI EAFE® Index.

♦	Currency Risk — The MSCI EAFE® Index, but not the stocks included in the MSCI EAFE® Index, is denominated in U.S. dollars, and an investment in the Notes linked to the MSCI EAFE® Index will involve foreign currency exposure and the value of the Notes linked to the MSCI EAFE® Index will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the MSCI EAFE® Index are denominated. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, the value of your Notes may increase or decrease at maturity.

♦	Non-U.S. Securities Markets Risks — The stocks included in the MSCI EAFE® Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory, tax and other risks that may have a negative impact on the performance of the Notes linked to the MSCI EAFE® Index.
The MSCI EAFE® Index*

The MSCI EAFE® Index (the “MSCI EAFE Index”) is published by Morgan Stanley Capital International Inc. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers – MSCI-EAFE® Index,” the MSCI EAFE Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, excluding the United States and Canada. The securities included in the MSCI EAFE Index are chosen based on industry group and country. As of July 2008, the MSCI EAFE Index consisted primarily of stocks of companies in the following sectors: Energy, Materials, Industrials, Consumer Discretionary, Consumer Staples, Health Care, Financials, Information Technology, Telecommunication Services and Utilities, with the largest concentration of Index constituent stocks being in the Financials sector (around 25%). As of July 2008, the MSCI EAFE Index consisted primarily of stocks of companies in the following countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Neterlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The MSCI EAFE Index is a part of a series of indexes sponsored by MSCI called the “MSCI Standard Index series”.

The graph below illustrates the performance of the MSCI EAFE Index from April 30, 1998 to July 28, 2008. The historical levels of the MSCI EAFE Index should not be taken as an indication of future performance. The Upper Index Barrier and Lower Index Barrier are shown on the graph assuming an Index Starting Level of 1893.62, which was the closing level of the MSCI EAFE Index on July 28, 2008, and an Absolute Return Barrier of 22.75%.

Source: Bloomberg L.P.

Historical levels of the MSCI EAFE Index should not be taken as an indication of future performance.

*	We have derived all information regarding the MSCI EAFE® Index contained in this pricing supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Morgan Stanley Capital International Inc. We do not assume any responsibility for the accuracy or completeness of such information.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-26 of the PPARN product supplement.

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to yor receipt of cash attributable to that income. Your cost basis in your Notes will be increased by the amount you are required to include in income.

We have determined the comparable yield for the Notes is equal to 3.267% per annum, compounded semiannually, with a projected payment at maturity of $10.50 based on an investment of $10.00. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $0.14 in 2008, $0.33 in 2009 and $0.03 in 2010. However, if the amount you receive at maturity is greater than $10.50, you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2010 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $10.50, you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2010 by an amount that is equal to such difference. If the amount you receive at maturity is less than $10.47, then you would recognize a net ordinary loss in 2010 in an amount equal to such difference. This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

If the underlying index closes above the Upper Index Barrier or below the Lower Index Barrier more than 6 months before the maturity date of the Notes (thereby fixing the payment on maturity of your Notes), you will be required to make adjustments to the interest accruals on your Notes, in a reasonable manner, to account for the fact that the payment at maturity will be fixed rather than contingent and the above comparable yield and projected payment schedule will not apply to you after that date. Although not entirely clear, we think it would be reasonable for an initial holder of the Notes to make such adjustments by (i) recognizing a net ordinary loss equal to any interest previously accrued on the Notes and (ii) not accruing any additional interest over the term of the Notes. Thereafter the Notes will not be treated as contingent payment obligations and any gain or loss you recognize from a subsequent sale of the Notes should generally be characterized as capital gain or loss if you make the adjustments as described in the preceding sentence. See PS-27-PS-28 of the PPARN product supplement for more information.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of March 31, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	386,575	389,198
Total Debt	386,575	389,198
Minority Interest(2)	6,310	6,353
Shareholders’ Equity	16,386	16,497
Total capitalization	409,271	412,048
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.00679 (exchange rate in effect as of March 31, 2008).

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the Notes to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.